SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K

 (MARK ONE)

    [X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _________ to _________


                  Commission File # 1-4252


                       UIC 401(K) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                          UNITED INDUSTRIAL CORPORATION
        (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation
                              570 Lexington Avenue
                            New York, New York 10022
                     (Address of principal executive office)



NYFS11...:\95\78495\0001\1708\FRM6298J.590

                              REQUIRED INFORMATION
Item 4.

            The financial statements and schedules of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 1997 (attached).



Exhibits

23.1        Consent of Ernst & Young LLP.

                                  SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th day of June, 1998.


                                    By: /s/ James H. Perry
                                        --------------------------------
                                        James H. Perry
                                        Committee Member

                                AUDITED FINANCIAL STATEMENTS AND SCHEDULES


                                UIC 401(K) RETIREMENT SAVINGS PLAN



                                Years ended December 31, 1997 and 1996
                                with Report of Independent Auditors

                       UIC 401(k) Retirement Savings Plan

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1997 and 1996




                                    CONTENTS


Report of Independent Auditors..............................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits........................2
Statements of Changes in Net Assets Available for Plan Benefits.............3
Notes to Financial Statements...............................................4

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes...................9
Line 27d--Schedule of Reportable Transactions..............................10

                         Report of Independent Auditors



Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the UIC 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.


                                                      /s/ Ernst & Young LLP

Baltimore, Maryland
May 29, 1998

                       UIC 401(k) Retirement Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                                                      DECEMBER 31
                                                                                1997              1996
                                                                       ------------------------------------
ASSETS
Cash                                                                     $       18,894    $       36,697
Investments, stated at fair value:
   Fidelity Magellan Fund                                                    29,569,273        25,130,876
   Fidelity Managed Income Portfolio                                         18,245,430        18,669,141
   Fidelity Retirement Government Money Market Fund                           1,776,549         1,532,499
   Fidelity Growth & Income Fund                                             14,254,151         9,519,034
   Fidelity Contrafund                                                        8,190,740         5,183,449
   Fidelity Investment Grade Bond Fund                                          754,347           481,517
   United Industrial Corporation Common Stock                                   801,651           281,075
   Participant loans                                                          1,707,539         1,553,359
                                                                       ------------------------------------
Total investments                                                            75,299,680        62,350,950
                                                                       ------------------------------------
Net assets available for Plan benefits                                      $75,318,574       $62,387,647
                                                                       ====================================


See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                                                                               YEAR ENDED DECEMBER 31
                                                                               1997              1996
                                                                       ------------------------------------
ADDITIONS
Employee contributions                                                   $    5,138,123   $    4,746,692
Employer contributions                                                        1,491,546        1,374,153
Rollover contributions                                                          135,149          142,971

Investment income:
   Fidelity Magellan Fund                                                     1,931,746        3,881,615
   Fidelity Managed Income Portfolio                                          1,089,631        1,067,628
   Fidelity Growth & Income Fund                                                653,678          432,968
   Fidelity Retirement Government Money Market Fund                              83,322           65,489
   Fidelity Contrafund                                                          767,190          342,958
   Fidelity Investment Grade Bond Fund                                           39,013           32,184
   United Industrial Corporation Stock Fund                                      20,466            9,350
   Interest on loans to participants                                            159,329          131,151
                                                                       ------------------------------------
Total investment income                                                       4,744,375        5,963,343
                                                                       ------------------------------------
                                                                             11,509,193       12,227,159

DEDUCTIONS
Withdrawals                                                                  (6,606,396)      (3,969,114)

Net realized and unrealized appreciation in aggregate fair value
   of investments                                                             8,028,130          184,661
                                                                       ------------------------------------
Net increase                                                                 12,930,927        8,442,706
Net assets available for Plan benefits at beginning of year                  62,387,647       53,944,941
                                                                       ------------------------------------
Net assets available for Plan benefits at end of year                       $75,318,574      $62,387,647
                                                                       ====================================


See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements



1. SIGNIFICANT ACCOUNTING POLICIES

Investments in the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Managed Income Portfolio, Fidelity Retirement Government Money Market Fund, Fidelity Contrafund and Fidelity Investment Grade Bond Fund are reported at current redemption value. The United Industrial Corporation Common Stock is reported at market value, based on published market prices. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The change in the difference between cost and market value is reflected in the statements of changes in net assets available for benefits net of realized gains and losses as net realized and unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized gain or loss on investments is the difference between the proceeds and the specific cost of the investments.

Rollover contributions represent transfers from other qualified retirement plans.

Administrative expenses associated with the UIC 401(k) Retirement Savings Plan (the "Plan"), including the amount paid to Fidelity Management Trust Co. for acting as custodian of the investments of the Plan, were paid by United Industrial Corporation (the "Company") in 1997 and 1996.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the period. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. Contributions are made by employees through payroll deductions and submitted to Fidelity Management Trust Company Cash Reserve Fund, then subsequently deposited in the investment option account(s) selected by the employee. The Company matches employees' contributions and has a profit sharing provision as specified in the Plan document. Employer contributions are vested after five years of service. The Company is the named fiduciary which controls and manages the operations of the Plan and acts as Administrator.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

All employees aged 21 or more who have completed one year of continuous employment, consisting of at least 1,000 hours, with the Company (including its participating subsidiaries) are eligible to participate in the Plan. Participating employees contribute to the Plan through payroll deductions in amounts ranging from 2% to 15% of their earnings up to the annual IRS limit. Contributions to the Plan are invested in the available investment options in accordance with the participants' elections. All employee contributions to the Plan are immediately vested.

The Company has the right to terminate the Plan at any time. In the event of a termination, the participants accounts shall be distributed to them in cash or in property or in any combination of cash and property.

Additional information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description of the UIC 401(k) Retirement Savings Plan. Copies are available from the Human Resources Department of the Company.

3. INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. RECONCILIATION TO FORM 5500

Total Plan earnings on investments, as reported on Form 5500 lines 32 b (1) through (10), has been reported as Net realized and unrealized appreciation in aggregate fair value of investments and as investment income in the accompanying financial statements.

                       UIC 401(k) Retirement Savings Plan

5. STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                  DECEMBER 31, 1997
            ------------------------------------------------------------------------------------------------------------------------
                                         FIDELITY
                          FIDELITY      RETIREMENT                                FIDELITY
            FIDELITY      MANAGED       GOVERNMENT    FIDELITY                   INVESTMENT       UIC
            MAGELLAN       INCOME      MONEY MARKET   GROWTH &     FIDELITY      GRADE BOND   COMMON STOCK
              FUND       PORTFOLIO         FUND      INCOME FUND  CONTRAFUND        FUND          FUND      LOAN FUND       TOTAL
            ------------------------------------------------------------------------------------------------------------------------
Cash        $         -  $          -  $        -    $         -   $        -     $       -     $  18,894   $        -   $    18,894
Investments
  at fair
  value      29,569,273    18,245,430   1,776,549     14,254,151    8,190,740       754,347       801,651            -    73,592,141

Participant
  loans               -             -           -              -            -             -             -    1,707,539     1,707,539
            ------------------------------------------------------------------------------------------------------------------------
Net assets
  available
  for Plan
  benefits  $29,569,273  $ 18,245,430  $1,776,549    $14,254,151   $8,190,740      $754,347      $820,545   $1,707,539   $75,318,574
            ========================================================================================================================


                                                                DECEMBER 31, 1996
            ------------------------------------------------------------------------------------------------------------------------
                                       FIDELITY
                          FIDELITY    RETIREMENT                                  FIDELITY
            FIDELITY      MANAGED     GOVERNMENT      FIDELITY                   INVESTMENT       UIC
            MAGELLAN       INCOME    MONEY MARKET     GROWTH &     FIDELITY      GRADE BOND   COMMON STOCK
              FUND       PORTFOLIO       FUND        INCOME FUND  CONTRAFUND        FUND          FUND      LOAN FUND       TOTAL
            ------------------------------------------------------------------------------------------------------------------------

Cash        $         -   $         -  $        -    $         -  $         -      $       -    $  36,697    $       -   $    36,697
Investments
  at fair
  value      25,130,876    18,669,141   1,532,499      9,519,034    5,183,449        481,517      281,075            -    60,797,591

Participant
  loans               -             -           -              -            -              -            -    1,553,359     1,553,359
            ------------------------------------------------------------------------------------------------------------------------
Net assets
  available
  for Plan
  benefits  $25,130,876   $18,669,141  $1,532,499     $9,519,034   $5,183,449       $481,517     $317,772    $1,553,359  $62,387,647
            ========================================================================================================================


                       UIC 401(k) Retirement Savings Plan

6. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                              YEAR ENDED DECEMBER 31, 1997
                  ------------------------------------------------------------------------------------------------------------------
                                             FIDELITY
                                FIDELITY    RETIREMENT                                FIDELITY
                  FIDELITY       MANAGED    GOVERNMENT      FIDELITY                 INVESTMENT       UIC
                  MAGELLAN       INCOME        MONEY        GROWTH &      FIDELITY   GRADE BOND     COMMON
                    FUND        PORTFOLIO   MARKET FUND   INCOME FUND    CONTRAFUND     FUND      STOCK FUND  LOAN FUND     TOTAL
                  ------------------------------------------------------------------------------------------------------------------
ADDITIONS
Employee
  contributions   $ 1,711,164   $ 1,125,415   $  198,524    $ 1,161,161  $  738,627   $131,652   $  71,580   $       -  $ 5,138,123
Employer
  contributions       474,114       339,193      104,766        301,981     207,041     43,912      20,539           -    1,491,546
Rollover
  contributions        48,493           261       11,900         49,131      24,639        725           -           -      135,149
Investment income   1,931,746     1,089,631       83,322        653,678     767,190     39,013      20,466     159,329    4,744,375
                  ------------------------------------------------------------------------------------------------------------------
                    4,165,517     2,554,500      398,512      2,165,951   1,737,497    215,302     112,585     159,329   11,509,193

DEDUCTIONS
Withdrawals        (2,897,011)   (2,094,884)    (214,493)      (827,567)   (459,255)   (29,029)    (29,037)    (55,120)  (6,606,396)

Net realized and
   unrealized
   appreciation in
   aggregate fair
   value of
   investments      4,536,295             -            -      2,518,129     613,067     16,639     344,000           -    8,028,130

Interfund
  transfers        (1,366,404)     (883,327)      60,031        878,604   1,115,982     69,918      75,225      49,971            -
                  ------------------------------------------------------------------------------------------------------------------
Net increase        4,438,397      (423,711)     244,050      4,735,117   3,007,291    272,830     502,773     154,180   12,930,927
Net assets
  available for
  Plan benefits
  at beginning
  of year          25,130,876    18,669,141    1,532,499      9,519,034   5,183,449    481,517     317,772   1,553,359   62,387,647
                  ------------------------------------------------------------------------------------------------------------------
Net assets
  available for
  Plan benefits
  at end of year  $29,569,273   $18,245,430   $1,776,549    $14,254,151  $8,190,740   $754,347    $820,545  $1,707,539  $75,318,574
                  ==================================================================================================================


                       UIC 401(k) Retirement Savings Plan

6. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (CONTINUED)

                                                                YEAR ENDED DECEMBER 31, 1996
                  ------------------------------------------------------------------------------------------------------------------
                                               FIDELITY
                                FIDELITY      RETIREMENT                               FIDELITY
                  FIDELITY       MANAGED      GOVERNMENT      FIDELITY                INVESTMENT       UIC
                  MAGELLAN       INCOME          MONEY        GROWTH &      FIDELITY  GRADE BOND     COMMON
                    FUND        PORTFOLIO     MARKET FUND   INCOME FUND    CONTRAFUND    FUND      STOCK FUND  LOAN FUND     TOTAL
                  ------------------------------------------------------------------------------------------------------------------
ADDITIONS
Employee
  contributions   $ 1,842,868   $ 1,153,351     $  172,518    $  878,040   $ 542,811    $110,817  $ 46,287   $       -  $ 4,746,692
Employer
  contributions       504,701       358,276         74,249       239,219     144,180      39,429    14,099           -    1,374,153
Rollover
  contributions        28,486         7,215          1,476        63,806      24,061      12,687     5,240           -      142,971
Investment income   3,881,615     1,067,628         65,489       432,968     342,958      32,184     9,350     131,151    5,963,343
                  ------------------------------------------------------------------------------------------------------------------
                    6,257,670     2,586,470        313,732     1,614,033   1,054,010     195,117    74,976     131,151   12,227,159

DEDUCTIONS
Withdrawals        (1,701,167)   (1,548,454)      (148,654)     (257,805)   (191,953)    (50,787)   (2,015)    (68,279)  (3,969,114)

Net realized and
  unrealized
  (depreciation)
  appreciation in
  aggregate fair
  value of
  investments      (1,199,157)            -              -       988,863     405,381     (17,121)    6,695           -      184,661

Interfund
  transfers        (2,123,776)     (996,270)       185,790     1,228,098   1,538,854     (52,998)    6,651     213,651            -
                  ------------------------------------------------------------------------------------------------------------------
Net increase        1,233,570        41,746        350,868     3,573,189   2,806,292      74,211    86,307     276,523    8,442,706
Net assets
  available for
  Plan benefits
  at beginning
  of year          23,897,306    18,627,395      1,181,631     5,945,845   2,377,157     407,306   231,465   1,276,836   53,944,941
                  ------------------------------------------------------------------------------------------------------------------
Net assets
  available for
  Plan benefits
  at end of year  $25,130,876   $18,669,141     $1,532,499    $9,519,034  $5,183,449    $481,517  $317,772  $1,553,359  $62,387,647
                  ==================================================================================================================


                              Supplemental Schedules

                       UIC 401(k) Retirement Savings Plan

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                      DESCRIPTION                                 CURRENT
              IDENTITY OF ISSUE                      OF INVESTMENT                COST             VALUE
-------------------------------------------------------------------------------------------------------------
Fidelity Magellan Fund                                310,373 shares          $23,493,690      $29,569,273

Fidelity Managed Income Portfolio                  18,245,430 shares           18,245,430       18,245,430

Fidelity Retirement Government Money Market
   Fund                                             1,776,549 shares            1,776,549        1,776,549

Fidelity Growth & Income Fund                         374,125 shares           10,448,135       14,254,151

Fidelity Contrafund                                   175,654 shares            7,196,028        8,190,740

Fidelity Investment Grade Bond Fund                   103,619 shares              737,796          754,347

United Industrial Corporation Common Stock
                                                       73,715 shares              538,608          801,651

Participant loans                             $1,707,539 principal
                                                 balance; interest
                                                 rates from 7% to
                                                 14.5%; maturities to
                                                 October, 2012                          0        1,707,539
                                                                         ------------------------------------
Total assets held for investment purposes                                     $62,436,236      $75,299,680
                                                                         ====================================


                       UIC 401(k) Retirement Savings Plan

                  Line 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1997

                                                              TOTAL DOLLAR VALUE                   TOTAL DOLLAR
IDENTITY OF PARTY                                  NUMBER OF          OF           NUMBER OF         VALUE OF
    INVOLVED            DESCRIPTION OF ASSETS      PURCHASES       PURCHASES         SALES             SALES          NET GAIN
----------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------

Fidelity Investments    Magellan Fund               207           $5,409,725          166            $5,507,623      $1,007,441



Fidelity Investments    Contrafund                  182            3,845,984           91            1,451,760          190,798



Fidelity Investments    Growth & Income Fund        204            5,231,110          125            3,014,122          535,218



Fidelity Investments    Managed Income Portfolio    181            5,095,823          183            5,519,534                -


There were no category (i), (ii) or (iv) reportable transactions during 1997.

                                  EXHIBIT INDEX


Exhibit No.                   Description
-----------                   -----------

   23.1                Consent of Independent Auditors